4/29

04054199

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolfson Microelectronics

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34753 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 1/31/05

ANNUAL REPORT AND ACCOUNTS 2003



wolfson®
microelectronics

INTRODUCTION
FINANCIAL HIGHLIGHTS
CHAIRMAN'S STATEMENT
PRODUCT AND MARKET OVERVIEW
REVIEW OF OPERATIONS
FINANCIAL REVIEW
DIRECTORS
DIRECTORS' REPORT
CORPORATE GOVERNANCE
DIRECTORS' REMUNERATION REPORT
STATEMENT OF DIRECTORS' RESPONSIBILITIES
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED PROFIT AND LOSS ACCOUNT
BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENT
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
NOTES TO THE FINANCIAL STATEMENTS

Wolfson is making waves ▫ 2003 was the most significant year to date in the history of the company. It was the year of our floatation on the London Stock Exchange. But 2003 was significant for us in other ways. Our revenues doubled again over the course of the year, made possible by an intensive R&D programme and progressive development of our critical operations functions. The year also saw the opening of new offices around the world and the acquisition of a new operations and engineering facility in Edinburgh. We believe our drive for growth will continue in 2004.

Wolfson Microelectronics plc ("Wolfson") is a fabless semiconductor company whose shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange (LSE: WLF.L)

We design, manufacture and sell world-wide analogue intensive mixed-signal silicon chips for high volume digital consumer electronics applications.

Our products are chosen by the leading consumer electronics companies because of our proven ability to deliver highly innovative differentiated solutions that solve their problems.

Our strategy is to maintain technical excellence, generating a stream of ground-breaking mixed-signal integrated circuits that provide high value to our global customer base and give the business a platform for sustainable profitable growth.

TURNOVER ($000)


80000
70000
60000
50000
40000
30000
20000
10000
0
33,681
13,099
20,582
75,735
29,253
46,482
H1 | H2
2002
H1 | H2
2003

GROSS PROFIT ($000)


40000
35000
30000
25000
20000
15000
10000
5000
0
15,810
6,094
9,716
35,414
13,569
21,845
H1 | H2
2002
H1 | H2
2003

OPERATING PROFIT ($000)


15000
12000
9000
6000
3000
0
3,562
12,614
8,439
H1 | H2
2002
H1 | H2
2003

- Turnover increased by 125% to $75.7m (2002: $33.7m)
- Profit before tax increased to $12.5m (2002: $3.6m)
- Diluted earnings per share of 9.24 cents (2002: 2.57 cents)
- Net cash generation from operations of $4.8m (2002: $3.5m)
- R&D expenditure increased to $9.4m (2002: $4.9m)



Chairman's Statement

This is the first Annual Report of Wolfson as a publicly held company. I would like to take this opportunity to examine, from a broad perspective, the forces that have shaped our Company. It is not so much my intention to describe, in a traditional fashion, what the Company does or what its current status is, but rather how we have evolved into what we are today. The splendid financial performance for 2003 and the Outlook for 2004 will be dealt with in the Chief Executive Officer's Review of Operations.

Our skills in the design, layout and test engineering of mixed-signal interface circuits are a world class Wolfson core expertise, that continues to be refreshed through our ongoing R&D and our strong relationships with internationally recognised Scottish Universities.

The chart opposite shows our sales and earnings history since inception. Two things are immediately apparent from the chart. The first being that the Company has been in business for almost two decades. The second that we are currently enjoying considerable success. However, I feel it is more instructive to view the Company as having evolved in three phases. We started as a fee based Company during which period we developed our core R&D expertise. We then set about re-inventing ourselves and finally emerged as a profitable, rapidly growing world class supplier of mixed-signal chips.

The Company spent the first 10 years as a chip design house. During this period the starting point would be a set of customer specifications. The end product was a working chip "mask set" and a set of test tapes. During this period we were paid fees for our work of approximately $17m. These 10 years and $17m were spent developing and proving our skills in design, layout and test engineering of mixed signal interface circuits. This is a world class Wolfson core expertise that continues to be refreshed through our ongoing R&D and staffed through our close relationships with internationally recognised local Scottish Universities.

Armed, as it were, with this expertise in 1995 the Company decided to reinvent itself as a merchant supplier of integrated circuits to end customers for a price rather than to supply a service for a fee. This decision initiated a five year venture capital funded metamorphosis. A metamorphosis from a narrowly focused engineering design company to a well rounded multi disciplined merchant supplier with a progressively more clear cut corporate strategy to be a global supplier of high value differentiated mixed-signal products essential to the so called digital revolution.

This revolution is producing huge growth in products mainly targeted at the consumer market such as desk top, laptop and handheld computers, MP3 and DVD players, mobile phones, cameras, digital copiers and the like. These in turn, are facilitated by the ever lower cost and power consumption of data processing and storage components.

To satisfy the global aspect of this strategy we set up hard hitting sales and application teams in all our major far flung markets. These teams are comprised almost exclusively of people of local origin and, although small, represent a potent selling effort and a base from which we can grow.

Virtually all our product offerings are differentiated i.e. they are not widely available from other sources and we go to great lengths to get a winning balance of features, customer benefits and cost effectiveness. We have a rigorous new product definition and approval process in which many elements of the Company are involved, although the process is spearheaded by a dedicated team. For some years now, we have been able to operate at senior levels with many of our huge multinational customers to define the Wolfson mixed-signal element of their future product offerings. I believe our sales, marketing, applications, new product definition, R&D, manufacturing, logistic and business capabilities are highly respected by both our customers and our competitors. We have demonstrated the ability to supply large quantities of product to some of the world's most exacting customers.

I would like to close my report with a few comments on our most important work in progress which is the health, welfare and growth of Team Wolfson.

Team Wolfson is world class. Team Wolfson has grown noticeably in stature of late. Team Wolfson is the foundation – the very solid foundation – on which we expect to continue to build. Our ability to attract, incorporate, grow, challenge and retain team members has never been better.

We thank you for your continuing support.

John Carey
Chairman

Summary of Revenues and Earnings before Interest and Tax (EBIT) ($000)


$'000
80000
70000
60000
50000
40000
30000
20000
10000
0
-10000
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
YEAR
REVENUES
EARNINGS BEFORE INTEREST AND TAX (EBIT)

Our products are making waves too » New for 2003 in Consumer Audio were the WM8776 and WM8775. Both designed for DVD recorders and receivers. Both use proprietary multi-bit sigma delta architecture, an innovative technology that is acknowledged by our customers to offer superior sound quality. New for Portable Audio was the WM8973, a world class CODEC that helps our customers develop high quality mobile electronics. In Mobile Communications, the WM8753 delivers significant integration improvements for manufacturers of multi-media mobile phones. And then, in Digital Imaging, the WM8152 makes high resolution scanning easier.





CONSUMER AUDIO





continue to offer our customers a range products that are increasingly integrated. new family of audio CODECs and DACs, including the WM8776 and WM8775 introduced in 2003, are designed for DVD recorders and DVD receivers, part of the growing consumer market for optical recording technologies and surround sound. These new additions to our audio solutions portfolio use Wolfson's proprietary multi-bit sigma delta architecture, acknowledged by our customers to offer superior sound quality, thereby allowing them to create more innovative and more highly featured consumer equipment. These products capture the spirit of Wolfson; full of technical know-how, crafted by people who understand what the customer wants and setting new standards for the industry.

CONSUMER AUDIO

MARKETS





The demand for digital music and video entertainment has increased substantially in recent years, propelling the CD and DV to become de facto industry standard formats. Our products bring this technolo to life by providing the bridge between th digital world and the sound and images th users experience. Our technical expertise has put us in a position to benefit from th rapidly expanding market in recordable DVD formats, hard disk based set top bo media servers and digital TV. Our share in these emerging new technology markets h grown thanks to a concerted multi-layere strategy based around: the introduction of innovative products that solve problems fo our customers; provision of products that are perceived to be better value than thos of our competitors; and our commitment t technical excellence in everything that we We believe that our future success in these markets will be determined by our continu ability to execute these strategies.

†: based upon the number of ICs sold by Wolfson Microelectronics plc



MORE THAN

CAN

NOW HEAR US



PORTABLE AUDIO



Introduced in 2003, the WM8973 audio CODEC is part of a growing family of portable components designed to address the increased demand for high quality mobile electronics. Our complete offering of both silicon and software addresses customer demands for a faster development process and plays a crucial role in the all-important race to market. Using miniature packaging techniques, we also have one of the smallest "footprints" in the industry. This is what our customers have come to expect from us; a responsive team, constantly innovating.

PORTABLE AUDIO

MARKETS





The market for multi-media electronics is accelerating. Innovations such as online gaming using broadband mobile technolog as well as car, train and aeroplane based audio-video are expected to become part our everyday lives. Mobile network operat are actively seeking to encourage the take-up of these new services, delivering audio and video content to customers, wherever they roam. At Wolfson, we believe that quality should not be compromised simply because the product isn't plugged into a mains supply. Our products seek to improv performance, yet save space and power. We have a team of people who are able to design advanced mixed-signal analogue intensive high performance products, a rare expertise of which we are justifiably proud. We believe that the nature of this technolog and the growth of the market provide us wit a unique opportunity to be a leading supplie

†: based upon the number of ICs sold by Wolfson Microelectronics plc



OVER

PLAY WITH US









MOBILE COMMUNICATIONS



Wolfson's WM8753 is one of the best performing, lowest power dual communications and audio CODECs available. Introduced in 2003, it delivers significant improvements in integration and has allowed the designers of personal digital assistants (PDAs) and multi-media phones to create products with a smaller size but that achieve longer battery life without sacrificing sound quality. This highly innovative product has made possible the kind of highly desirable features that were previously considered uneconomic to implement. We believe it is just one example of Wolfson's engineering creating real value for the customer.

MOBILE COMMUNICATIONS MARKETS





Wolfson is a leading supplier of mixed-signal audio solutions and occupies a strong position in the expanding multi-media communications market; a market where shipments of multi-media phones alone are expected to exceed 250 million units by 2005. Some key drivers for high quality portable audio are the integration of MP3 playback for real-time music download, the integration of video streaming and camcorder functionality and games applications. In the more broadly based portable multi-media appliance market, Wolfson's technology has been the key to increased market penetration. In addition to mobile phones, Wolfson believes that its target markets of digital still cameras, digital video camcorders, MP3 players and PDAs are all growing very strongly and are collectively expected to exceed 100 million units in 2004. Each of these products represents a potential opportunity for Wolfson's mixed-signal technology. We have leveraged our mixed-signal technology to deliver highly differentiated solutions to some of the world's most demanding customers.

†: based upon the number of ICs sold by Wolfson Microelectronics plc



MORE THAN

[illegible]

COMMUNICATE

THROUGH US



DIGITAL IMAGING



In 2003 we introduced a number of new products for next generation scanners, multi-function printers (MFPs), all-in-ones (AIOs) and digital copiers. Wolfson's position in this marketplace was cemented by our design of the CCD interface architecture that forms the core of modern digital imaging technology. In 2003, this innovative technology enabled Wolfson to win numerous design-ins from the leading tier 1 OEMs. The WM8152 is an Analogue Front End (AFE) designed to interface between the CCD image sensor and the computer processor. A fourth generation product, it is just one example of our ability to create cutting edge products that respond to the changing needs of the market.

DIGITAL IMAGING
MARKETS





Our digital imaging business has shown excellent growth in the last 12 months, led by key account sales growth, reference design work and the development of markets such as digital copiers, multi-function printers and all-in-ones. We consider ourselves to be industry leaders in products where image quality and copy speed are critical.

The strong growth in the imaging business segment is forecast to continue thanks to two main drivers; steady unit volume increases in the personal computer market; and the growing trend to replace single function inkjet printers with devices that combine printing, scanning and copier facilities. The market for such MFPs and AIOs is forecast to grow by more than 18% CAGR over the next few years. That is why they're at the heart of our plans for the digital imaging market. Our customers will not be satisfied with anything other than the best. Through our renowned innovation and customer service, Wolfson intends to continue to give them the solutions that they are looking for.

† : based upon the number of ICs sold by Wolfson Microelectronics plc

MORE THAN
30 MILLION PEOPLE
SEE WITH US



Operating and Financial Review
Review of Operations

The financial year 2003 has been, by any measure, the most successful in the Company's history. Not only have we achieved outstanding growth, profitability has been increased to record levels and the reach of the Company has been significantly enhanced with a growing number of major international OEMs now among our customer base. Further, the Company achieved a highly successful entry to the London Stock Exchange in October. These achievements have been made against an uncertain technology market which continues to be affected by the excesses of the internet bubble. Our strategy of producing and selling world beating mixed-signal integrated circuits for digital consumer end products has driven our growth and will continue to do so in the future.

The Company has seen its customer base develop substantially during the year. Wolfson's products are now to be found in many products marketed by the world's leading consumer electronics companies.

RESULTS

Our revenues increased by 125% in the year to 31 December 2003 to $75.7m with our profit before tax increasing from $3.6m to $12.5m. The growth in revenues has been a result of increased sales volumes of products in each of the Company's three key markets of imaging, consumer and portable audio electronics. The improved operating profit level has been aided by an increase of 1.7% in the gross margin (excluding legacy business) from 46.6% to 48.3% during the year and by the increased scale of the business. The gross margin for the year ended 31 December 2003 (including legacy business) was 46.8% compared to 46.9% for the previous year.

The increased profit has also led to the generation of $4.8m cash during the year from operating activities in spite of significant investment in working capital and related infrastructure. This, together with the proceeds of the IPO, has increased the cash position at the end of the year by $39.6m to $46.5m.

The Company is, clearly, in a high growth phase and is continuing to invest in new products to meet the growth opportunities available to it. As stated in the listing particulars last year, the Company intends to retain all future earnings for investment in development and expansion of the business and does not currently expect to pay a dividend for the foreseeable future.

Our accounts are stated in US dollars as almost all of our sales, production and a significant portion of our overhead costs are incurred in US dollars.

MARKET BACKDROP

While the general market for semiconductors has retreated from the highs of 2000, the one area of significant growth has been the digital consumer segment which is the focus for Wolfson's products. The use of digital technology in such end products requires complementary mixed-signal interface products, such as those produced by Wolfson, to convert digital information to and from the analogue signals necessary for sound and light outputs and inputs required by digital products.

Driven by the transition of a wide range of home consumer audio and video equipment to digitally based products and the introduction of a myriad of portable entertainment devices, the consumer electronics segment is experiencing solid growth. Products such as DVD players which now incorporate recording capability are replacing videotape recorders, while hifi equipment is expanding to give multichannel surround sound capability. In addition, digital projectors, home cinema systems, games consoles and digital flat screen televisions have added another dimension to home entertainment systems.

Demand for innovative semiconductor products is also being created by the growth in demand for portable entertainment and communications devices. The established market in mobile telephones continues to drive the industry with the inclusion of multimedia features such as cameras, broadcast radio reception and music playback. From the PDA market, products are including multimedia and communications capability, while digital music players and cameras continue to replace older analogue technologies with improved quality and functionality.

In addition to these predominantly entertainment based applications, the expansion of digital imaging for documents and sharing of photographs has created a market for multifunction peripheral devices for computers which combine printers with document scanners and communications capability. This is also a rapidly growing market which provides opportunities for the high performance mixed-signal interface products produced by the Company.

COMPANY GROWTH

The Company has seen its customer base develop substantially during the year. Wolfson's products are now to be found in many products marketed by the world's leading consumer electronics



companies. Moreover, Wolfson now supplies in excess of 150 customers, with many more serviced by distributors. This range of OEMs provides the Company with stability in rapidly evolving markets. Indeed, the percentage of revenue for the year represented by the largest five customers is only 35%. Hewlett Packard remained our largest customer representing approximately 17% of our revenues, but this was spread across a number of product lines.

It has long been recognised by the Company that electronics manufacturing is migrating to the Asia Pacific region and consequently Wolfson has developed a strong sales focus in the major centres in the region. During the year, we have strengthened our presence in Taiwan and Japan, adding technical support while expanding the sales capability with further field salesmen and local customer service. In addition, we have expanded our foot print in the region, opening sales offices in both Shenzen and Korea to provide local support to customers in these territories. In addition, we have expanded our team in San Diego to support the growing number of customers in the USA.

The impact of the increased sales activity, in both Asia Pacific and in the USA, is reflected not only in the number of customers but also the increasing number of design wins in new end products. Since October the number of design wins has more than doubled, to over 200, including new applications in digital cameras and multimedia mobile phones. These provide exciting new growth and product development opportunities.

Growth is also being driven by the expansion of our product portfolios through the introduction of additional new products during the year. In 2003, we introduced a total of 15 new products including a range of low power audio codecs and DACs, some with touch screen controllers, for the multimedia PDA camera and mobile phone applications, new multichannel devices for surround sound audio and high speed convertors for the next generation of multi-function peripherals. These new introductions increase the total number of products offered by the Company to over 60 at the end of the year.

GEOGRAPHICAL PRESENCE

EUROPE

Our research and development headquarters are based in the United Kingdom. More than 50% of our staff are involved in product development activity and we are investing heavily in design tools and test facilities.

NORTH AMERICA

Wolfson has a growing team based at the heart of the electronics industry in California. It provides customer support to U.S. equipment companies and their subcontract manufacturers.

TAIWAN

Our regional headquarters for Asia Pacific is based in Taiwan, where we have a growing team of sales, marketing, operations and technical specialists dedicated to creating a successful business.

JAPAN

We have expanded our operation in Japan, which we consider to be a centre of innovation for consumer electronics, to provide better customer service and technical support, as well as to provide a link to the research and development teams.

CHINA

The opening of our office in Shenzen in 2003 demonstrates our commitment to expanding our presence in this increasingly important market-place and to providing fast responses to local customer needs.

KOREA

Our Korean office was opened in January 2004 to provide a platform from which we can further develop our business in the area.

TURNOVER BY GEOGRAPHICAL MARKET

YEAR ENDED 31 DECEMBER 2003
($000)


ASIA PACIFIC OTHER THAN JAPAN
(63,459)
JAPAN
(5,960)
EUROPE AND REST OF WORLD
(4,185)
AMERICAS
(2,131)

YEAR ENDED 31 DECEMBER 2002
($000)


ASIA PACIFIC OTHER THAN JAPAN
(25,496)
JAPAN
(1,789)
EUROPE AND REST OF WORLD
(2,248)
AMERICAS
(4,148)

The Company continues to invest heavily in developing new market leading products. As highlighted at the time of the IPO we aim to add a further 23 new products covering all our product lines within a year. We have added six new products to date and our new product development pipeline is the largest in the Company's history. We continue to expand successfully our engineering team, to which we have added 15 staff in Edinburgh since October.

PRODUCT MANUFACTURING AND SUPPLY

As a fabless company, Wolfson outsources its product manufacturing to foundry and assembly partners. Wafer manufacture is now undertaken by Chartered Semiconductor, Hynix and TSMC, which was introduced during the year to give additional capacity and security of supply. Some tightening of supply is beginning to be felt with the upturn in the semiconductor industry and longer term commitments are being entered into to provide the manufacturing capacity to support our growth plans.

To meet the increasing volume of products being shipped, product assembly and testing facilities have been significantly enhanced during the year. Two new test and assembly subcontractors, Carsem in Malaysia and OSE in Taiwan, have both been qualified and are now providing approximately 50% of our required volumes, with significant additional capacity available. Product testing capacity has also been enhanced with investment of $2.7m by the Company in optimised test equipment, which has been consigned to our subcontractors for our exclusive use.

To support the growing manufacturing operation and larger sales base, we have invested $427K in an industry standard management information system to assist with forecasting and planning operations. This system, together with the enhanced information technology infrastructure, forms the backbone of our operational capability to meet the needs of the Company's growth.

PEOPLE AND ORGANISATIONAL DEVELOPMENT

Our Company's success depends on the quality of the people we employ and their organisation in support of the business. During the year we strengthened every aspect of the business, increasing the staff complement by 59 to 155. The Sales and Marketing team has almost doubled to 30 people introducing technical and marketing support in the regional offices and sales administration in Edinburgh to support the growing number of customers and to develop new business opportunities. The operations team and manufacturing services activities have been increased by 60% to support the larger manufacturing base, while an independent quality control function has been established to manage internal audit, customer quality programmes and to maintain the Company's ISO 9001-2000 quality certification.

The definition and development of new products remain key to the Company's future. Both the strategic and tactical product marketing functions have been enhanced to ensure the continuing flow of industry leading products while the engineering functions at the core of the Company's business have been expanded by 63%, with 28 new engineers being added during the year to support the growing demand for new, more complex and higher performance products.

The Company has a high profile within the UK electronics market and has been highly successful in attracting not only top students from leading universities but also experienced electronic engineers from a range of multinational and smaller companies. We anticipate the continued expansion of the employee base to support the Company growth.

During 2003 we invested over $9m on R&D activities and expect to increase our expenditure in the first half of 2004. As a result we expect to release a record number of new products during the current year.

LITIGATION

On 9 October 2003, Cirrus Logic, a US fabless semiconductor company which competes with Wolfson in the consumer audio market, filed a complaint in the U.S. District Court of Southern California claiming infringement of two of its U.S. patents. On 14 October 2003, Cirrus filed a complaint with the International Trade Commission in Washington claiming, after amendment, infringement of the same patents, and seeking a ban on imports into the USA of a number of Wolfson products and end products incorporating those Wolfson products.

We have stated publicly that we believe the Cirrus cases do not have merit and have submitted evidence of prior art relating to the alleged inventions of the patents. We have also countersued for patent invalidity and unenforceability, unfair competition and tortious interference in the U.S. District Court of Southern California.

The 2003 results were impacted by a charge of approximately $700K in relation to legal costs incurred in contesting the Cirrus litigation.

OUTLOOK FOR 2004

We entered the new year with an exciting prospect of a healthy demand for our products and a record level of design wins yet to reach production supply. The markets for our products are expanding rapidly as more and more consumer products incorporate high quality audio, video and other analogue signal interfaces. As digital technology proliferates, the demand for high performance interface components increases.

During 2003 we invested over $9m on R&D activities and expect to increase our expenditure in the first half of 2004. As a result we expect to release a record number of new products during the current year. These, with added functionality and higher performance, are expected to provide higher average selling prices, further adding to revenue growth. In support of our product development plans we are expanding our R&D activities with a new design office in Swindon and further increasing the current 80 strong engineering team in Edinburgh.

Extending the range of products offered to our customers will further strengthen the Company by making the business less dependent on specific products, customers or end markets. We have in place excellent manufacturing partners and plan to increase the overall staff complement to meet the needs of the business while retaining the appropriate balance within the workforce. We are shortly to move to new premises in Edinburgh acquired last year which will allow the effective development of the organisation with improved communication and physical resources for the team to support the growth of the business.

We continue to focus on driving up the gross margin of the products by introducing innovative new products that lead market demand and enhance the overall profit of the Company. Wolfson is, we believe, becoming recognised by end product manufacturers as one of the leading suppliers of high performance mixed-signal integrated circuits for consumer applications, with a reputation for innovation, quality and integrity – a reputation that we are determined to live up to in the years to come.

Dr. David Milne
CEO and Managing Director



Financial Review

Turnover for the year ended 31 December 2003 increased by 125% to $75.7m from $33.7m the previous year. This was mainly due to increased sales of integrated circuits for the imaging, consumer and portable audio markets.

Over 60% of turnover was generated in the second half of 2003. This was consistent with the previous year and reflected the seasonal build-up of consumer products manufactured by OEMs for the Christmas period.



Gross profit for the year ended 31 December 2003 increased by 124% to $35.4m from $15.8m in the previous year.

OVERVIEW OF RESULTS FOR THE YEAR

In 2003, the Group's functional currency changed from sterling to US dollars as the majority of its revenues and costs are now denominated in US dollars. This has resulted in the reporting currency being changed to US dollars in the year ended 31 December 2003, with prior year comparatives restated accordingly. A more detailed explanation is given in note 1 to the financial statements.

Turnover for the year ended 31 December 2003 increased by 125% to $75.7m from $33.7m the previous year. This was mainly due to increased sales of integrated circuits for the imaging, consumer and portable audio markets. Revenues from legacy business, which includes income from royalties and design services, represented 5.7% of turnover in 2003 compared with 5.0% in 2002.

Over 60% of turnover was generated in the second half of 2003. This was consistent with the previous year and reflected the seasonal build-up of consumer products manufactured by OEMs for the Christmas period.

GROSS PROFIT

Gross profit for the year ended 31 December 2003 increased by 124% to $35.4m from $15.8m in the previous year. The gross margin for the year ended 31 December 2003 was 46.8% compared to 46.9% for the previous year. The gross margin in 2003 has been depressed by the gross margin on legacy business, particularly the sale of wafers, which were at cost and a $495K provision for slow moving inventory

Excluding legacy business, the gross margin on products in 2003 was 48.3% compared to 46.6% the previous year. This increase was principally due to the introduction of more highly differentiated products, particularly in imaging and portable, and continued reduction in production costs, principally through improved engineering for test and packaging solutions.

OPERATING EXPENSES

Distribution and selling costs in the year ended 31 December 2003 increased by 63% to $7.8m from $4.8m in the previous year. Distribution and selling costs, as a percentage of turnover, have decreased to 10.3% in the year to 31 December 2003 compared to 14.1% in the previous year. This was mainly due to the increase in volume of sales in 2003 as a proportion of the distribution and selling costs are fixed or semi-fixed in nature.

Research and development expenses increased by 90% year on year to $9.4m from $4.9m but, as a percentage of turnover, have decreased to 12.4% in the year to 31 December 2003, compared to 14.6% in the previous year.

Administrative expenses in the year ended 31 December 2003 increased by 113% to $6.0m from $2.8m in the previous year. However administrative expenses, as a percentage of turnover, have decreased to 8.0% in the year to 31 December 2003 compared to 8.4% in the previous year. Administrative expenses include $692K of legal costs incurred in connection with an alleged patent infringement claim by Cirrus Logic Inc and $432K losses on foreign exchange transactions, the majority of which was incurred prior to the change in functional currency.

OPERATING PROFIT

Operating margin increased to 16.7% for the year ended 31 December 2003 from 10.6% in 2002. This was mainly due to the increase in the volume of product sales and the increase in the gross margin on products exceeding the increase in overheads.

INTEREST

Interest receivable of $317K, principally on cash balances resulting from equity raised from the initial public offering in October 2003 has been offset by interest payable of $415K mainly on loans to purchase a new building and test equipment.

TAXATION

The total tax charge for the current year of $3.3m comprises a charge for UK corporation tax of $0.6m and $2.7m in respect of deferred tax. The Group's taxation rate declined to 26% in 2003, from 34% in 2002 primarily as a result of the availability of additional tax allowances for research and development expenditure. The tax losses brought forward were fully utilised in 2003. There is a deferred tax asset of $0.2m recognised at 31 December 2003 as a result of timing differences between the treatment of certain items for taxation and accounting purposes.

Diluted earnings for 2003 were 9.24 cents a share compared with 2.57 cents per share the previous year.

EARNINGS PER SHARE

Diluted earnings for 2003 were 9.24 cents a share compared with 2.57 cents per share the previous year. These figures are based on a weighted average number of shares of 99,943,588 shares in the current year and 93,816,546 shares in the prior year.

DIVIDENDS

The Company intends to retain all future earnings for investment in development and expansion of the business and does not currently expect to pay a dividend for the foreseeable future.

BALANCE SHEET

Capital expenditure in 2003 included the purchase of a new building in September 2003 for £9.0m (approximately $15.9m) excluding taxes and expenses. This building, which is in Edinburgh, will accommodate the Group's main engineering and office facilities. Costs incurred in respect of fitting out the building in 2003 amounted to approximately $1.0m. Other major items of capital expenditure incurred during 2003 included the purchase of test and related equipment at a cost of $3.2m and computer hardware and software at a cost of $2.1m.

During the year stocks increased from $5.4m to $8.9m at 31 December 2003. This was in line with the increase in sales volumes during the year. Debtors increased from $9.0m to $17.4m at 31 December 2003. This was due mainly to an increase in trade debtors from $5.0m to $13.7m, which resulted from the increase in sales volumes during the fourth quarter of 2003.

Creditors due within one year increased from $8.2m to $14.7m at 31 December 2003. This was due principally to the increase in trade creditors and accruals resulting from the increase in production volumes during the year. Creditors due after more than one year have increased from $1.2m in 2002 to $19.0m at 31 December 2003. This was due mainly to a £9.0m (approximately $15.9m) term loan to finance the acquisition of the new building in Edinburgh. The term loan bears interest at 1.5% over base and is repayable over 20 years, with a two year moratorium on repayments. The loan is secured by a floating charge and a standard security (fixed charge) over the property.

In October 2003 the Company raised £25.3m (approximately $42.4m) of additional equity through an initial public offering on the London Stock Exchange. The net proceeds amounted to $37.9m after deducting expenses of $4.5m.

CASH FLOW

At 31 December 2003 cash balances amounted to $46.5m compared to $6.3m at December 2002. There was a net cash inflow of $4.8m from operating activities in 2003 compared to a net cash inflow of $3.5m from operating activities in 2002. After allowing for cash inflows from financing and cash outflows in respect of capital expenditure and exchange adjustments there was a $39.6m increase in cash in 2003, compared to a $2.6m increase in cash in 2002.

TREASURY AND FOREIGN EXCHANGE

The Company does not, as a matter of policy, hedge its exposure in foreign currencies. Almost all of the Company's revenues and cost of sales are denominated in US dollars. The Company is, however, exposed to fluctuations in the US dollar/sterling exchange rate as over 50% of its overheads are denominated in sterling.

The Group's customers are located in many countries around the world. This may therefore increase the risk that a counterparty to a contract may default, leaving the Group with a credit exposure. This risk is managed by selling to a diverse range of customers to ensure that exposure to any one customer is not significant and, in certain cases, obtaining either letters of credit or advance payments. In addition, in other instances, credit insurance against the risk of default in payment is taken out.

George Elliott
CFO and Finance Director

Even our results are making waves



Directors

DAVID JOHN CAREY (AGE 67)
Non-executive Chairman

Mr Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey is chairman of the Nomination Committee and a member of the Remuneration Committee. Mr Carey was a founding investor in Integrated Devices Technology Inc., serving as a member of the board before becoming Chief Executive Officer and Chief Operating Officer in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

ALASTAIR DAVID MILNE (AGE 61)
Chief Executive Officer and Managing Director

Dr Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998, has a Doctorate in Physics from Bristol University and has been a member of the Court of the University of Edinburgh since 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

JAMES ROBERT CRAIG REID (AGE 49)
Chief Technical Officer and Business Development Director

Mr Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985, Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

GEORGE REGINALD ELLIOTT (AGE 51)
Chief Financial Officer and Finance Director

Mr Elliott joined the Board in January 2000 and serves as the Chief Financial Officer and Finance Director. Formerly a partner of Grant Thornton, Mr Elliott was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for several major projects. Mr Elliott is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

JOHN MARTIN URWIN (AGE 43)
Operations Director

Mr Urwin joined the Board in 1994. From 1988 to 1994 he worked for Fujitsu Ltd where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University.

JUERGEN GERMIES (AGE 40)
Non-executive Director

Mr Germies joined the Board in June 2003. He is a Geschaftsfuhrer (managing director) of WestLB and Panmure Growth Fund GmbH and head of value management in the business unit venture capital and private equity Mittelstand of WestLB AG. Before joining WestLB Group in 1996, Mr Germies spent six years in senior management positions in the accounts department of Kloeckner-Werke AG, Germany, and Kautex Werke AG, Germany, whose activities included mechanical engineering, plastics processing and automotive components. Mr Germies holds a Diplom-Kaufmann degree. Mr Germies is a member of the Audit Committee and Remuneration Committee.

ROSS KING GRAHAM (AGE 56)
Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration Committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003; throughout his time with Misys he played a key role in developing and implementing its acquisition strategy. He holds several other non-executive directorships including Vecta Corporation plc and EXY Group plc.

BARRY MICHAEL ROSE (AGE 58)
Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Scottish Environmental Protection Agency. Mr Rose has an honours degree in Mathematics from Manchester University.

Directors' Report

The Directors have pleasure in submitting their report and financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

FINANCIAL

The Group's consolidated profit for the financial year, after taxation, was $9,236,000 (2002 : $2,412,000). A financial review of the results for the year is set out on pages 25 to 27.

DIVIDENDS

The Company intends to retain all future earnings for investment in development and expansion of the business and does not currently expect to pay a dividend for the foreseeable future.

REVIEW OF DEVELOPMENT AND FUTURE PROSPECTS

The report of the Directors should be read in conjunction with the Chairman's Statement and the Operating and Financial Review on pages 5 to 23, which contain details of the principal activities of the Group during the year and an indication of future developments.

SHARE CAPITAL

On 21 October 2003, the Company was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. At Admission a total of 101,755,315 ordinary shares of 0.1 pence each were issued by the Company at a price of 210 pence per share. Immediately prior to Admission 296,312 deferred shares of £1 each were purchased by the Company for an aggregate consideration of £337,796 ($566,000). This number of shares represented 5.21% of the called-up share capital of the Company immediately prior to Admission. All of the non-voting deferred shares of £0.10 each arising on the conversion of preference shares were purchased for an aggregate consideration of £0.10. This number of shares represented 98.3% of the called-up share capital of the Company after the buy back of the deferred shares of £1 each but immediately prior to Admission. Details of the Company's authorised and issued share capital at 31 December 2003, which includes shares re-purchased and subsequently cancelled, and of options granted under the Group's employee share option schemes, are detailed in note 19 to the financial statements.

RESEARCH AND DEVELOPMENT

The Group continues to invest in research and development of mixed-signal semi-conductors. This has resulted in new products being launched during the year.

DONATIONS

The Group made no political contributions during the year. Donations to UK charities amounted to $3,000.

DIRECTORS

The directors who held office at the end of the year and their interests in the shares of the Company at the year end are set out on page 30.

D Tate and GK Lockwood resigned from the Board on 26 May 2003 and 15 October 2003 respectively. J Cermies was appointed to the Board on 24 June 2003 but has indicated his intention to stand down on 24 March 2004. The Board would like to acknowledge the contribution made by them.

At the forthcoming Annual General Meeting, AD Milne will retire by rotation and, being eligible, will offer himself for re-election. RK Graham, who was appointed a director on 25 September 2003, retires at the Annual General Meeting and, being eligible, offers himself for election.

Biographical details for all directors are set out on page 30 and details of directors' service contracts for the directors standing for re-election are set out in the Directors' Remuneration Report on pages 36 and 37.

SUBSTANTIAL SHAREHOLDINGS

As at 25 February 2004, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company.

	NUMBER OF ORDINARY SHARES	%
Fidelity Management & Research Company	11,159,120	10.66%
Sanyo Semiconductor Corporation	5,035,700	4.81%
J Carey	4,781,657	4.57%
JP Morgan Fleming Asset Management	4,091,824	3.91%
Lehman Brothers International Europe	3,885,160	3.71%

POLICY AND PRACTICE ON PAYMENT OF CREDITORS

The Company's policy, concerning the payment of creditors for goods and services, is to pay suppliers within 45 days of the date of receipt of the invoice, unless terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers on request. At 31 December 2003, the Company had 46 days (2002: 65 days) purchases in trade creditors.

AUDITORS

During the year, KPMG LLP resigned as auditors of the Company and KPMG Audit Plc were appointed by the Board to fill the casual vacancy of auditor until the next general meeting of the Company. A resolution to appoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on 22 April 2004 in Edinburgh. The notice of the Annual General Meeting is contained in the separate booklet which is enclosed with this Annual Report.

By order of the Board

GR Elliott
Company Secretary

1 March 2004

Edinburgh

Corporate Governance

The Principles of Good Governance and Code of Best Practice ('The Combined Code') was issued by the Financial Services Authority in 1998. Revisions to The Combined Code were published on 23 July 2003, as a result of the Higgs Report on the role and effectiveness of non-executive directors and the Smith Report on company audit committees. These revisions are effective for companies with reporting years beginning on or after 1 November 2003.

The Board is committed to maintaining high standards of corporate governance and to apply, where they are deemed appropriate, the principles of corporate governance set out in The Combined Code. The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of The Combined Code have been complied with since October 2003, when the Company was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

COMPLIANCE WITH THE COMBINED CODE

The Group has complied since its admission to the Official List with the provisions set out in The Combined Code apart from those relating to:

- A senior independent non-executive director was not specifically identified during the period but BM Rose was appointed as such on 22 January 2004.
- Currently no formal programme exists for the provision of training for newly appointed directors. However informal training for new directors was provided during the year and further consideration will be given to introducing a formal training programme in 2004.

BOARD COMPOSITION AND OPERATION

The Board comprises four executive directors and four non-executive directors including the Chairman. Biographical details of the directors are given on page 30. Three of the non-executive directors are considered to be independent. J Germies, who has indicated his intention to stand down on 24 March 2004, as previously advised, represents the interests of an institutional shareholder and is therefore considered not to be independent.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally appointed for fixed terms of three years. The Group seeks to retain the services of the non-executive directors for periods that may be longer than may be the custom due to their experience and knowledge. The appointment of J Germies was for a fixed term to 24 March 2004.

The Board is responsible for setting strategy, ensuring that high standards of corporate governance are maintained, monitoring the performance of the Group and approval of financing and significant capital expenditure. There is a formal schedule of powers retained and delegated by the Board. The Board receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director. All directors have access to the advice and services of the Company Secretary and to provision of independent professional advice in furtherance of their duties, at the Company's expense.

The Board has established a number of committees, each with specific terms of reference, which are outlined below.

AUDIT COMMITTEE

An Audit Committee was established in 2001 and it is currently chaired by RK Graham. Its other members are BM Rose and J Germies. Only non-executive directors serve on the Committee and members of the Committee have no links with the external auditors. The Audit Committee normally convenes at least three times per year and meets the external auditors at least twice a year without the executive directors present.

The Audit Committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

NOMINATION COMMITTEE

The Nomination Committee was established in 2003 and is chaired by DJ Carey, and its other members are AD Milne and BM Rose. A majority of the members of the Committee are non-executive directors. The Committee meets not less than once per year, has responsibility for considering the size, structure and composition of the Board, retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board.

REMUNERATION COMMITTEE

The Remuneration Committee was established in 2001 and is chaired by BM Rose and its other members are DJ Carey, J Germies and RK Graham. Only non-executive directors serve on the Committee and the members of the Committee are independent of management. The Committee, which normally meets at least twice a year, has responsibility for making recommendations to the Board on the policy for remuneration of senior executives, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration. The Directors' Remuneration Report is set out on pages 36 to 41.

INTERNAL CONTROL

The directors have overall responsibility for the Group's system of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group. No system of control can, however, provide absolute assurance against material misstatements or loss.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The key elements of the system of internal controls are as follows:

Control environment – The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification – The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place since early 2002. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile.

Financial reporting – A detailed annual plan is collated from submissions by each functional department. The projections are reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance.

Capital investment – Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action – There are procedures in place to monitor the system of internal controls. These include the recent appointment of a compliance manager who will assist in the development of the Group's internal control systems and in the establishment of an internal audit function. The Board annually reviews the effectiveness of the Group's system of internal controls. The Group has a Quality Management System 'QMS', which conforms to BSI ISO 9001: 2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products.

COMMUNICATIONS WITH SHAREHOLDERS

The directors acknowledge the importance of communication with shareholders. Since listing a regular dialogue has been maintained with major shareholders, analysts and the financial press. Shareholders who attend the annual general meeting are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on by a show of hands. Investor relations and other information is included on the Company's website and is updated regularly.

COMPLIANCE WITH REVISIONS TO THE COMBINED CODE

The revisions to The Combined Code are only effective for companies with reporting years beginning on or after 1 November 2003 and therefore will apply to the Group for its financial year beginning 1 January 2004. The directors, however, acknowledge their obligations and intend, as deemed appropriate, to ensure that the provisions of the revised Code are complied with in 2004. The directors recognise that the Group currently does not comply in all respects with the provisions of the revised Code in particular with respect to: the appointment of a third independent non-executive director, other than the Chairman; certain of the duties and responsibilities of the non-executive directors; and adoption of a policy and procedures for staff to raise any concerns, in confidence, about possible improprieties in matters of financial reporting or other matters: all of these are being addressed.

CORPORATE SOCIAL, ETHICAL AND ENVIRONMENTAL POLICIES

The Group recognises that it has a responsibility to take into account the interests of its employees, customers, suppliers and the local communities and environments in which it operates. The Group is committed formally to implementing corporate, social, ethical and environmental policies in 2004.

GOING CONCERN

The directors have reviewed the latest forecast results and cash flow projections. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Directors' Remuneration Report

REMUNERATION COMMITTEE

The Remuneration Committee is composed entirely of the following non-executive directors: BM Rose, DJ Carey, J Germies, RK Graham and is chaired by BM Rose. The Committee, which normally meets at least twice a year, has responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior executives, for reviewing the performance of executive directors and senior executives and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior executives, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration. The Committee also reviews and agrees each year the remuneration policy and approach for all staff.

REMUNERATION POLICY

The Group's remuneration policy, for 2004 and subsequent financial years, which is set by the Board and implemented by the Remuneration Committee, is designed to support the recruitment, motivation and retention of quality staff. In so doing the Committee considers policy in the context of the sector in which the Group operates, of its competitors, and of the excellence the Group strives to achieve. Remuneration packages are designed to be competitive with performance objectives aligned to the interests of shareholders. Particularly at a senior level a significant proportion of remuneration is dependent on performance against stretching parameters. This policy is described in some detail below in relation to the executive directors (and senior management) of the Group.

Remuneration is designed to reflect an individual's responsibilities, experience and contribution to the Group and is based on relevant market comparators. The Committee has access to independent advice as considered appropriate. During the year the Committee appointed KPMG LLP to give such advice. This consisted of a review of the market place and of the incentive plans of other similar technology companies. From this the Committee concluded that the general structure and level of the Group's executive incentive scheme for 2004 was appropriate and in line with UK best practice. However the Committee is mindful of the rapid growth of the business and, consistent therewith, will actively review the elements of packages during 2004 particularly with a view to executive retention.

The remuneration package for the executive directors and senior management team consists of a combination of basic salary, benefits in kind and performance related incentives comprising a cash bonus and share options. The cash bonus and share options are both subject to stretching performance requirements. The salary and benefits are reviewed annually by the Remuneration Committee after a review of the individual's performance and overall performance of the business.

In 2004, there is a non-contractual, and non-pensionable, management incentive scheme for the Group's executive directors and senior management, whereby a bonus pool is created of between 2.5% and 5% of the Group's profits before interest and tax ("PBIT") once a threshold of the PBIT has been achieved. The pool is shared among the management according to defined parameters, 70% being dependent on the Company's financial performance and 30% on fulfilling defined personal objectives related to the development of the business. The overall bonus payment is capped at one times salary.

In addition under the 2004 management incentive scheme, executive directors and senior managers are awarded share options, exercisable in early March 2007. The proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ('EPS') over 2003. 100% payout is achieved if the annual compound growth rate of EPS in 2006 equals or exceeds RPI+15 % per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI+5 % per annum is zero or negative.

The Company has two pension schemes, one being a defined benefits scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. All the present executive directors participate in the Company's defined benefits scheme providing benefits based on final pensionable pay 1/60 th per year of employment. The current contribution rate is 13.6% of which 6% is contributed by each employee.

SERVICE CONTRACTS

The Company entered into service contracts with each of its executive directors, none of which are for a fixed term. Such contracts are terminable by either party giving not less than 12 months notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Details of the service contracts currently in place for executive directors who have served during the year ended 31 December 2003 are as follows:

	DATE OF CONTRACT
AD Milne	25 September 2003
JRC Reid	25 September 2003
GR Elliott	25 September 2003
JM Urwin	25 September 2003

NON-EXECUTIVE DIRECTORS

Each of the current non-executive directors entered into a letter of appointment with the Company on 25 September 2003. The letters of appointment are for a specified term which terminates automatically, subject to review by the Board or by either party giving to the other not less than one month's notice. The non-executive directors' appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 1985. The remuneration of the non-executive directors is determined by the Board, however the non-executive directors do not participate in discussions about their own remuneration. Non executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company. The present level of annual fee is £25,000 to each director, apart from J Germies who receives no fee. The chairman of the Board and of the Audit and Remuneration Committees also receive an additional annual fee of £5,000. All fees are non pensionable, and there is no other remuneration save that the Company meets allowable expenses incurred on Company business. D Tate and G Lockwood were non-executive directors during the year ended 31 December 2003 but resigned from the Board on 26 May 2003 and 15 October 2003, respectively. Both individuals were appointed to the Board pursuant to the terms of subscription agreements entered into by the Company and West LB & Panmure Growth Fund Limited, in respect of D Tate and UBS Capital, in respect of G Lockwood.

PERFORMANCE GRAPHS

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed compared to the FTSE 250 index and the Techmark index. The Company joined the FTSE 250 index on 31 December 2003 but, given the Company's technology credentials, the Techmark index could be considered equally relevant as a comparator.

WOLFSON MICROELECTRONICS PLC TOTAL SHAREHOLDER RETURN


160
150
140
130
120
110
100
90
WOLFSON MICROELECTRONICS PLC
FTSE-250 INDEX
FTSE-TECHMARK INDEX
16/10/03
17/10/03
20/10/03
21/10/03
28/10/03
04/11/03
11/11/03
18/11/03
25/11/03
02/12/03
09/12/03
16/12/03
23/12/03
30/12/03
31/12/03

DIRECTORS' SHAREHOLDINGS

The directors' interests in the Company's ordinary shares of 0.1 pence (2002: 10 pence), which excludes interests under the share option schemes, are set out below:

	AT 31 DECEMBER 2003		AT 31 DECEMBER 2002 / DATE OF APPOINTMENT	
	ORDINARY SHARES OF 0.1P	CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF £1	ORDINARY SHARES OF 10P	CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF £1
DJ Carey	4,781,657	-	35,288	250,000
AD Milne	3,034,523	-	30,630	-
JRC Reid	945,300	-	9,453	-
JM Urwin	24,200	-	242	-
GR Elliott	9,524	-	-	-
B Rose	23,809	-	-	-
J Germies	-	-	-	-
RK Graham	9,523	-	-	-

There have been no changes in the above shareholdings since the year end.

INDIVIDUAL ASPECTS OF REMUNERATION

The auditors are required to report on the information contained in this section of the report.

Directors' remuneration

The emoluments in respect of qualifying services of each person who served as a director during the year ended 31 December 2003 were as shown below. Note that these amounts are expressed in US dollars though actually paid in sterling.

	SALARY / FEE $000	BONUSES $000	BENEFITS $000	TOTAL 2003 $000	TOTAL 2002 $000
Executive directors					
AD Milne	179	157	20	356	168
JRC Reid	133	106	12	251	135
GR Elliott	143	106	23	272	150
JM Urwin	128	106	11	245	113
Non-executive directors					
DJ Carey	-	-	-	-	-
BM Rose	34	-	-	34	20
J Germies	-	-	-	-	-
RK Graham*	18	-	-	18	-
Former non-executive directors					
GK Lockwood	-	-	-	-	-
D Tate	-	-	-	-	-
Totals	635	475	66	1,176	586

* RK Graham joined the Board on 25 September 2003.

There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year. There have been no payments for compensation for loss of office nor other awards made during the financial year to any person who was formerly a director of the Company.

Benefits consist primarily of a car and private family healthcare cover. Only the executive directors' salaries are pensionable.

PENSIONS

All of the executive directors participate in the Wolfson Microelectronics plc Pension Scheme which is a defined benefit pension scheme. Details of the entitlements of those who served as directors during the year ended 31 December 2003 are as follows:

	ACCRUED BENEFIT AT 31 DECEMBER 2003	INCREASE IN ACCRUED BENEFITS EXCLUDING INFLATION	INCREASE IN ACCRUED BENEFITS INCLUDING INFLATION	TRANSFER VALUE OF ACCRUED BENEFITS AT 1 JANUARY 2003	TRANSFER VALUE OF ACCRUED BENEFITS AT 31 DECEMBER 2003	INCREASE IN TRANSFER VALUE LESS DIRECTORS' CONTRIBUTIONS	INCREASE IN TRANSFER VALUE EXCLUDING INFLATION LESS DIRECTORS' CONTRIBUTIONS
	$000	$000	$000	$000	$000	$000	$000
AD Milne	106	5	9	1,373	1,582	198	194
JRC Reid	60	4	6	413	489	67	65
GR Elliott	10	3	3	59	87	20	20
JM Urwin	19	3	4	87	115	21	20

Details of pension policy are provided on page 36.

SHARE OPTIONS

Following the admission of the ordinary shares of the Company to the Official List of the UK Listing Authority and to the London Stock Exchange on 21 October 2003, the amount of share options previously granted were adjusted to reflect the change in the capital structure of the Company.

Details of share options of those directors who served during the year are as follows:

	AT 01.01.03 *	EXERCISED DURING YEAR	GRANTED DURING YEAR	AT 31.12.03	EXERCISE PRICE	DATE FROM WHICH EXERCISABLE	EXPIRY DATE
AD Milne	460,000 **	-	-	460,000	£0.15	17.12.02	23.03.06
	190,000	-	-	190,000	£0.15	17.12.02	17.12.09
	460,000 **	-	-	460,000	£0.15	17.12.02	23.03.11
	490,000	-	-	490,000	£0.20	20.03.05	20.03.09
	10,000	-	-	10,000	£0.20	20.03.05	20.03.12
	-	-	220,000 *	220,000	£0.40	01.01.06	01.01.10
	-	-	498,900 *	498,900	£0.75	14.08.06	14.08.10
	-	-	1,100 *	1,100	£0.75	14.08.06	14.08.13
JRC Reid	310,600	-	-	310,600	£0.03	15.12.98	15.12.05
	39,400	-	-	39,400	£0.03	31.01.99	31.01.06
	180,000	-	-	180,000	£0.25	18.08.00	18.08.04
	430,000 **	-	-	430,000	£0.15	17.12.02	17.12.06
	120,000	-	-	120,000	£0.15	17.12.02	17.12.09
	430,000 **	-	-	430,000	£0.15	17.12.02	23.03.11
	220,000	-	-	220,000	£0.20	20.03.05	20.03.09
	30,000	-	-	30,000	£0.20	20.03.05	20.03.12
	-	-	82,000 *	82,000	£0.40	01.01.06	01.01.10
	-	-	345,900 *	345,900	£0.75	14.08.06	14.08.10
	-	-	4,100 *	4,100	£0.75	14.08.06	14.08.13
JM Urwin	176,200	-	-	176,200	£0.03	15.12.98	15.12.05
	22,400	-	-	22,400	£0.03	31.01.99	31.01.06
	180,000	-	-	180,000	£0.25	18.08.00	18.08.04
	150,000 **	-	-	150,000	£0.15	17.12.02	17.12.06
	150,000	-	-	150,000	£0.15	17.12.02	17.12.09
	150,000 **	-	-	150,000	£0.15	17.12.02	23.03.11
	121,400	-	-	121,400	£0.15	23.03.04	23.03.11
	100,000	-	-	100,000	£0.20	20.03.05	20.03.09
	150,000	-	-	150,000	£0.20	20.03.05	20.03.12
	-	-	79,000 *	79,000	£0.40	01.01.06	01.01.10
	-	-	296,900 *	296,900	£0.75	14.08.06	14.08.10
	-	-	3,100 *	3,100	£0.75	14.08.06	14.08.13
GR Elliott	10,000 **	-	-	10,000	£0.15	03.01.03	03.01.07
	190,000	-	-	190,000	£0.15	03.01.03	03.01.10
	10,000 **	-	-	10,000	£0.15	03.01.03	23.03.11
	400,000	-	-	400,000	£0.15	23.03.04	23.03.11
	-	-	88,000 *	88,000	£0.40	01.01.06	01.01.10
	-	-	201,400 *	201,400	£0.75	14.08.06	14.08.10
	-	-	48,600 *	48,600	£0.75	14.08.06	14.08.13
DJ Carey	200,000	(200,000)	-	-	£0.20	20.11.01	20.11.05
	200,000	(200,000)	-	-	£0.15	19.11.02	19.11.06
B Rose	-	-	-	-	-	-	-
J Germies	-	-	-	-	-	-	-
RK Graham	-	-	-	-	-	-	-
Former directors							
G Lockwood	-	-	-	-	-	-	-
D Tate	-	-	-	-	-	-	-

* Number of options over ordinary shares restated on the basis of the capital reorganisation during the year whereby Ordinary Shares of 10p each were split into 100 Ordinary Shares of 0.1p each.

** The Ordinary Shares comprising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options within these parallel arrangements but not both.

Details of the performance criteria for options granted in 2004 are given above under remuneration policy.

All share options granted to directors during the year, as shown in the table opposite, were granted under the Second Executive Share Option Scheme, except for the amounts of 1,100, 4,100, 3,100 and 48,600 which were granted under the EMI Share Option Scheme. Details for these share option schemes are included in note 19 to the financial statements.

During the year, prior to the Admission of the ordinary shares of the Company to the Official List of the UK Listing Authority, DJ Carey exercised 4,000 options (before the capital reorganisation) from the Second Executive Share Option Scheme. The exercise prices were as shown in the table opposite.

The highest and lowest prices of the Company's shares during the year, since 21 October 2003, were 320.0 pence and 237.5 pence respectively. The price at the year end was 320.0 pence.

LONG TERM INCENTIVE SCHEMES

There are no arrangements in place for long term incentive schemes.

This report was approved by the Board and is signed on its behalf by:

BM Rose
Remuneration Committee Chairman

1 March 2004

Statement of Directors' responsibilities

UK Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Wolfson Microelectronics plc

We have audited the financial statements on pages 44 to 64. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 42, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 33 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the un-audited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

OPINION

In our opinion: the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

1 March 2004

Consolidated profit and loss account for the year ended 31 December 2003

	NOTE	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 RESTATED $000
Turnover	2	75,735	33,681
Cost of sales		(40,321)	(17,871)
Gross profit		35,414	15,810
Distribution and selling costs		(7,764)	(4,760)
Research and development expenses		(9,377)	(4,924)
Administrative expenses		(6,040)	(2,840)
Other operating income		381	276
Operating profit	3	12,614	3,562
Interest receivable and similar income	6	317	96
Interest payable and similar charges	7	(415)	(30)
Profit on ordinary activities before taxation		12,516	3,628
Tax on profit on ordinary activities	8	(3,280)	(1,216)
Profit on ordinary activities after taxation		9,236	2,412
Dividends	9	-	(885)
Retained profit for the year	22	9,236	1,527

		Cents	Cents
Earnings per share			
- basic	10	12.01	2.73
- diluted	10	9.24	2.57

The above results relate wholly to continuing activities.

Balance sheets as at 31 December 2003

		GROUP		COMPANY	
		31 DECEMBER		31 DECEMBER	
		2003	2002 RESTATED	2003	2002 RESTATED
	NOTE	$000	$000	$000	$000
Fixed assets					
Tangible assets	11	23,689	3,390	23,657	3,390
Current assets					
Stocks	13	8,859	5,432	8,859	5,432
Debtors	14	17,352	9,046	17,501	9,046
Cash at bank and in hand		46,474	6,282	46,336	6,282
		72,685	20,760	72,696	20,760
Creditors: amounts falling due within one year	15	(14,698)	(8,180)	(14,677)	(8,180)
Net current assets		57,987	12,580	58,019	12,580
Total assets less current liabilities		81,676	15,970	81,676	15,970
Creditors: amounts falling due after more than one year	16	(19,021)	(1,197)	(19,021)	(1,197)
Deferred income	18	-	(468)	-	(468)
Net assets		62,655	14,305	62,655	14,305
Capital and reserves					
Called up share capital	19	174	9,152	174	9,152
Share premium account	20	47,839	95	47,839	95
Capital redemption reserve	21	497	-	497	-
Profit and loss account	22	14,145	5,058	14,145	5,058
Total shareholders' funds		62,655	14,305	62,655	14,305
Shareholders' funds					
Equity		62,655	6,246	62,655	6,246
Non equity		-	8,059	-	8,059
		62,655	14,305	62,655	14,305

These financial statements were approved by the board of directors on 1 March 2004 and were signed on its behalf by:

AD Milne
Director

GR Elliott
Director

Consolidated cash flow statement for the year ended 31 December 2003

	NOTE	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 RESTATED $000
RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit		12,614	3,562
Depreciation charges		2,214	1,333
Loss on disposal of fixed assets		41	3
Increase in stocks		(3,256)	(3,257)
Increase in debtors		(10,127)	(1,396)
Increase in creditors		3,554	3,117
Exchange adjustments		(238)	103
Net cash inflow from operating activities		4,802	3,465
GROUP CASH FLOW STATEMENT			
Net cash inflow from operating activities		4,802	3,465
Return on investments and servicing of finance	25	(780)	66
Taxation (paid)/received		(19)	246
Capital expenditure and financial investment	25	(21,451)	(3,184)
Equity dividends paid		(407)	-
Net cash (outflow)/inflow before financing		(17,855)	593
Financing	25	57,652	1,494
Exchange adjustment		(233)	538
Increase in cash in the year		39,564	2,625
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS			
Increase in cash in the year		39,564	2,625
Cash inflow from increase in debt and lease financing		(18,854)	(1,395)
Change in net funds resulting from cash flows		20,710	1,230
New finance lease and hire purchase contracts		(464)	(334)
Increase in net funds in the year		20,246	896
Net funds at start of the year		4,430	3,657
Exchange adjustments		444	(123)
Net funds at end of the year	25	25,120	4,430

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2003

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 RESTATED $000
Profit for the financial year	9,236	2,412
Exchange adjustments	316	38
Total recognised gains and losses relating to the financial year	9,552	2,450

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2003

GROUP	EQUITY $000	NON EQUITY $000	TOTAL $000
Profit retained for equity shareholders	9,236	-	9,236
Proceeds from share issues, net of issue costs	39,364	-	39,364
Buyback of deferred shares	(566)	-	(566)
Conversion of non equity interests to equity	8,059	(8,059)	-
Exchange adjustments	316	-	316
Net addition to shareholders' funds	56,409	(8,059)	48,350
Opening shareholders' funds	6,246	8,059	14,305
Closing shareholders' funds	62,655	-	62,655

Notes (forming part of the financial statements)

1 ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. The Company has followed the transitional arrangements of FRS 17 'Retirement benefits' in these financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertaking made up to 31 December 2003. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Turnover from product sales is recognised in the profit and loss account upon sale to the end customer or, where the Company sells to its distributors, on sale to the distributor where there are no further obligations on the Company, and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

Design income on specific contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Turnover is recognised in a manner appropriate to the stage of completion of the contract. Associated costs are written off to the profit and loss account as incurred. Where turnover exceeds payments on account, an amount recoverable under contracts is established and given within debtors. Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Company.

Depreciation

Depreciation is provided on a straight line basis in order to write off the cost less the estimated residual value of tangible fixed assets over their estimated economic lives as follows:

Freehold property	25 years
Computer hardware and software	1 to 3 years
Plant and machinery	1 to 3 years
Motor vehicles	4 years
Furniture and fittings	10 years

Land is not depreciated.

Leased assets

Tangible fixed assets which are acquired under finance leases and similar hire purchase contracts are capitalised at the market value of the assets at the start of the lease, and are depreciated over the shorter of their estimated economic lives or the term of the lease. Outstanding obligations under the leases, net of finance charges, are included as liabilities. Operating lease costs are charged to the profit and loss account as incurred.

Government grants

Government grants receivable to assist the Company with revenue costs in respect of development work are offset against the related costs in the profit and loss account.

Functional and reporting currency

In the period covered by this report the Group has experienced a marked increase in the level and proportions of revenues and costs denominated in US dollars. Having regard to the levels of such transactions in the year to 31 December 2003 the Group believes that the functional currency changed to the US dollar during the current financial year. For this reason the reporting currency has been changed to US dollars with prior year comparatives restated accordingly.

In accordance with generally accepted accounting principles in the UK, the opening balance sheet and prior year comparatives previously presented in sterling have been restated by translation into US dollars at the relevant closing exchange rate, while profit and loss information, previously presented in sterling has been restated by translation into US dollars at the relevant average exchange rate.

In 2003, as a result of the listing on the London Stock Exchange, significant sterling denominated share capital was raised. The directors consider it appropriate to record the equity share capital at the exchange rate ruling on the date it was raised.

The exchange rates used are shown below:

	PROFIT AND LOSS ACCOUNT AVERAGE RATE	BALANCE SHEET CLOSING RATE
Year ended 31 December 2002	1.5025	1.6099
Period ended 30 September 2003	1.6108	1.6606

Differences arising on the translation of prior period comparatives have been dealt with through reserves.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Stocks

Raw material stocks are valued at the lower of purchase cost and net realisable value.

Contract work in progress is stated at costs incurred, less that transferred to the profit and loss account, after deducting foreseeable losses and payments on account not matched with turnover.

Research and development

Expenditure on research and development is charged to the profit and loss account in the period in which it is incurred.

Taxation

The charge for taxation is based on the profit or loss for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Company operates a pension scheme providing benefits based on final pensionable pay. This scheme was closed to new entrants with effect from 2 July 2002. The assets of the scheme are held separately from those in the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the anticipated average service lives of the Company's employees.

The Company also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

2 TURNOVER

Turnover is attributable to the design, manufacture and supply of high performance mixed-signal integrated circuits. All turnover and profit before interest and tax originates in the UK.

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Turnover by geographical market		
Japan	5,960	1,789
Asia Pacific (other than Japan)	63,459	25,496
Americas	2,131	4,148
Europe and rest of world	4,185	2,248
	75,735	33,681

3 OPERATING PROFIT

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
The operating profit is stated after charging:		
Depreciation of tangible fixed assets	2,214	1,333
Operating lease costs		
- plant and machinery	49	23
- other	212	177
Auditors' remuneration		
- statutory audit	64	18
Legal fees incurred in respect of postponed IPO preparation	-	206
Legal fees incurred in respect of alleged patent infringement (note 26)	392	-
Loss on disposal of fixed assets	41	3
and after crediting:		
Government grants	(381)	(276)

Audit fees include $64,000 (2002: $18,000) in respect of the Company. Non audit fees payable to KPMG Audit Plc and its associates amounted to $464,000 (2002: $191,000) of which assurance services, comprising interim reviews and services as reporting accountants, amounted to $419,000 and tax advisory services amounted to $45,000. Of these fees, $345,000, in respect of the admission of the ordinary shares of the Company to the London Stock Exchange, was charged to the share premium account.

4 DIRECTORS' REMUNERATION AND INTERESTS

Information concerning directors' remuneration, shareholdings, options and pensions is shown in the Remuneration Report on pages 36 to 41. No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

5 STAFF COSTS

	YEAR ENDED 31 DECEMBER 2003 NO.	YEAR ENDED 31 DECEMBER 2002 NO.
Average number of employees of the Group, including executive directors, by activity:		
Design and development	66	44
Selling and distribution	49	35
Administration	13	7
	128	86

	$000	$000
Employee costs		
Wages and salaries	[illegible]	4,967
Social security costs	324	362
Other pension costs	356	246
	[illegible],738	5,575

6 INTEREST RECEIVABLE AND SIMILAR INCOME

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Bank interest receivable	317	96

7 INTEREST PAYABLE AND SIMILAR CHARGES

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
On bank overdraft and loans	398	22
Finance charges payable in respect of finance leases and hire purchase contracts	17	8
	415	30

8 TAXATION

Analysis of charge in year:

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Current tax:		
UK corporation tax on profits for the year	642	19
Withholding tax suffered	-	42
Total current tax	642	61
Deferred tax (see note 14):		
Origination/reversal of timing differences	2,880	1,155
Adjustment in respect of prior years	(242)	-
Tax on profit on ordinary activities	3,280	1,216

Factors affecting the tax charge for the current year

The current tax charge for the year is lower (2002: lower) than the standard rate of corporation tax in the UK 30% (2002: 30%). The differences are explained below.

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Current tax reconciliation		
Profit on ordinary activities before tax	12,516	3,628
Current tax at 30% (2002: 30%)	3,755	1,089
Effects of:		
Expenses not deductible for tax purposes	36	87
Capital allowances for period in excess of depreciation	(80)	(174)
Other timing differences	13	(2)
Utilisation of tax losses	(2,812)	(981)
Research and development credit	(270)	-
Withholding tax suffered	-	42
Total current tax charge (see above)	642	61

Factors that may affect future tax charges

Tax losses brought forward were fully utilised in the current year.

9 DIVIDENDS AND OTHER APPROPRIATIONS

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Equity shares		
Participating dividend proposed	-	380
Non equity shares		
Dividends accrued at 5% on non-equity shares	-	456
Dividend previously appropriated	-	(52)
Participating dividend proposed	-	101
	-	505
	-	885

10 EARNINGS PER SHARE

	2003 EARNINGS $000	2003 EARNINGS PER SHARE CENTS	2002 EARNINGS $000	2002 EARNINGS PER SHARE CENTS
Profit for the financial year	9,236		2,412	
Non-equity dividends	-		(505)	
Basic	9,236	12.01	1,907	2.73
Non-equity dividends	-		505	
Diluted	9,236	9.24	2,412	2.57

The weighted average number of shares used in each calculation is as follows:

	2003 NUMBER OF SHARES	2002 NUMBER OF SHARES
For basic earnings per share	76,[illegible],773	69,920,520
Conversion of convertible preference shares	15,[illegible],782	18,994,629
Effect of share options	7,[illegible],033	4,901,397
For diluted earnings per share	99,[illegible],536	93,816,546

The earnings per share calculations reflect the sub-division of each ordinary share of 10 pence into 100 ordinary shares of 0.1 pence each, upon admission to the Official List of the UK Listing Authority on 21 October 2003. In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year in question.

11 TANGIBLE FIXED ASSETS

GROUP	LAND AND BUILDINGS $000	PLANT AND MACHINERY $000	COMPUTER HARDWARE AND SOFTWARE $000	FURNITURE AND FITTINGS $000	MOTOR VEHICLES $000	TOTAL $000
Cost						
At 1 January 2003	-	4,919	1,281	448	32	6,680
Additions	16,723	3,215	2,080	407	22	22,447
Disposals	-	-	-	(93)	-	(93)
Exchange adjustment	-	157	40	14	2	213
At 31 December 2003	16,723	8,291	3,401	776	56	29,247
Depreciation						
At 1 January 2003	-	2,199	861	214	16	3,290
Charge for the year	-	1,638	503	65	8	2,214
Disposals	-	-	-	(52)	-	(52)
Exchange adjustment	-	69	27	8	2	106
At 31 December 2003	-	3,906	1,391	235	26	5,558
Net book value						
At 31 December 2003	16,723	4,385	2,010	541	30	23,689
At 31 December 2002	-	2,720	420	234	16	3,390

COMPANY	LAND AND BUILDINGS $000	PLANT AND MACHINERY $000	COMPUTER HARDWARE AND SOFTWARE $000	FURNITURE AND FITTINGS $000	MOTOR VEHICLES $000	TOTAL $000
Cost						
At 1 January 2003	-	4,919	1,281	448	32	6,680
Additions	16,723	3,189	2,078	402	22	22,414
Disposals	-	-	-	(93)	-	(93)
Exchange adjustment	-	157	40	14	2	213
At 31 December 2003	16,723	8,265	3,399	771	56	29,214
Depreciation						
At 1 January 2003	-	2,199	861	214	16	3,290
Charge for the year	-	1,638	503	64	8	2,213
Disposals	-	-	-	(52)	-	(52)
Exchange adjustment	-	69	27	8	2	106
At 31 December 2003	-	3,906	1,391	234	26	5,557
Net book value						
At 31 December 2003	16,723	4,359	2,008	537	30	23,657
At 31 December 2002	-	2,720	420	234	16	3,390

For both Group and Company: Included in the total net book value of plant and machinery is $78,000 (2002: $106,000); in computer hardware and software $464,000 (2002: $98,000); and in fixtures and fittings $18,000 (2002: $32,000) in respect of assets held under hire purchase contracts. Depreciation for the year on these assets was $28,000 (2002: $11,000), $102,000 (2002: $93,000) and $14,000 (2002: $9,000) respectively.

12 FIXED ASSET INVESTMENTS

COMPANY	SHARES IN GROUP UNDERTAKINGS $
Cost	
At beginning and end of year	163

The trading undertaking in which the Company owns an interest at the year end is as follows:

	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	CLASS AND PERCENTAGE OF SHARES HELD
Subsidiary undertakings			
Wolfson Microelectronics Inc	United States of America	Sales agency	100%

13 STOCKS

	GROUP AND COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Material stocks	3,859	5,432

14 DEBTORS

	GROUP		COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Trade debtors	13,684	5,047	13,684	5,047
Amounts recoverable on contracts	446	298	446	298
Amounts owed by subsidiary undertaking	-	-	158	-
Other debtors	1,624	586	1,624	586
Deferred tax asset	240	2,790	240	2,790
Prepayments and accrued income	1,358	325	1,349	325
	17,352	9,046	17,501	9,046

	DEFERRED TAX ASSET $000
At 1 January 2003	2,790
Charge to profit and loss account for the year	(2,638)
Exchange movements	88
At 31 December 2003	240

14 DEBTORS (CONTINUED)

The elements of deferred taxation are as follows:

	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Difference between accumulated depreciation and capital allowances	225	167
Other timing differences	15	-
Tax losses	-	2,623
Deferred tax asset	240	2,790

15 CREDITORS: DUE WITHIN ONE YEAR

	GROUP		COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Bank loans (note 16)	1,846	536	1,846	536
Trade creditors	7,404	5,148	7,404	5,148
Corporation tax	642	19	642	19
Other taxes and social security	755	180	755	180
Obligations under finance leases and hire purchase contacts	487	119	487	119
Accruals	3,564	1,172	3,543	1,172
Dividends payable	-	1,006	-	1,006
	14,698	8,180	14,677	8,180

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	GROUP		COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Bank loans	18,862	1,030	18,862	1,030
Obligations under finance leases and hire purchase contracts	159	167	159	167
	19,021	1,197	19,021	1,197

Analysis of debt

	GROUP 2003	GROUP 2002	COMPANY 2003	COMPANY 2002
Debt can be analysed as falling due:				
In one year or less, or on demand	2,333	655	2,333	655
Between one and two years	2,227	655	2,227	655
Between two and five years	3,733	542	3,733	542
In more than five years	13,061	-	13,061	-
	21,354	1,852	21,354	1,852

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

A £3.5 million bank term loan (approximately $6.2 million) is repayable in instalments of £86,874 (approximately $154,000) per month. Interest is payable monthly on a floating rate basis. The loan is secured by a bond and floating charge, registered 26 September 1988, over the whole assets of the Company.

On 3 September 2003 the Company received a £9 million term loan (approximately $15.9 million) to fund the acquisition of an office building. This loan is repayable over 20 years in instalments of £125,000 (approximately $221,000) per quarter commencing in December 2005. Interest is payable annually at a rate of 1.5% over the bank's base rate. The loan is secured by a floating charge and standard security over the property.

The maturity of obligations under finance leases and hire purchase contracts, included above, is as follows:

	GROUP AND COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Within one year	487	119
In the second to fifth years	159	167
	646	286

17 CAPITAL AND LEASE COMMITMENTS

Commitments under operating leases payable in the next year are as follows:

	31 DECEMBER 2003		31 DECEMBER 2002	
GROUP	PROPERTY $000	OTHER LEASES $000	PROPERTY $000	OTHER LEASES $000
On leases which expire within one year	1	3	29	10
On leases which expire in two to five years	357	43	180	26
	358	46	209	36
COMPANY				
On leases which expire within one year	1	3	29	10
On leases which expire in two to five years	311	43	180	26
	312	46	209	36

There were $2,777,000 of capital commitments at the end of the financial year for which no provision has been made (2002: $nil).

18 DEFERRED INCOME

	GROUP AND COMPANY	
	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Advance on levies	-	468

In September 1997 the Company entered into a joint product development and related service agreement. Under the terms of this agreement the Company received an advance payment of $2,000,000 against which future levies would be deducted. The advance payment is interest free and is not repayable.

19 SHARE CAPITAL

	AT 31 DECEMBER 2003		AT 31 DECEMBER 2002	
	NO.	$000	NO.	$000
Authorised				
Equity shares				
Ordinary shares of 0.1p each	125,000,000	209	-	-
Ordinary shares of 10p each	-	-	1,068,313	172
'B' Ordinary shares of 10p each	-	-	18,607	3
Non equity shares				
Deferred shares of £1 each	-	-	296,312	477
Convertible preference shares of £1 each	-	-	5,509,996	8,871
		209		9,523
Allotted, called up and fully paid				
Equity shares				
Ordinary shares of 0.1p each	104,699,315	174	-	-
Ordinary shares of 10p each	-	-	684,244	111
'B' Ordinary shares of 10p each	-	-	18,607	3
Non equity shares				
Deferred shares of £1 each	-	-	296,312	477
Convertible preference shares of £1 each	-	-	5,318,496	8,561
		174		9,152

19 SHARE CAPITAL (CONTINUED)

From 1 January 2003 to 20 October 2003 4,100 ordinary shares of 10p each were issued for a total consideration of £71,794 ($115,000) in respect of the exercise of employee share options.

On 21 October 2003 the Company was admitted to the Official List of the UK Listing Authority and to the London Stock Exchange. Upon admission there were the following changes to the Company's share capital:

- 26,866 authorised but unissued ordinary shares of £0.10 were cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the Company were split into 100 ordinary shares of 0.1p each;
- the 18,607 B ordinary shares were converted into 1,860,700 ordinary shares;
- the 296,312 deferred shares in issue were bought back by the Company for an aggregate of £337,796 and then cancelled, with the purchase monies being used by the recipients to buy ordinary shares at £2.10 per share;
- the 5,318,496 preference shares in issue were converted into 18,994,627 ordinary shares;
- the 191,500 authorised but unissued preference shares were cancelled;
- all of the non-voting deferred shares arising on the conversion of the preference shares were bought back for an aggregate of £0.10 and then cancelled, and
- 11,904,735 of new ordinary shares of 0.1p each were issued at a price of £2.10 per share.

Since 21 October 2003, 2,944,000 ordinary shares of 0.1p have been issued for a total consideration of £458,680 ($779,000).

Options

The Company's directors and employees have been granted options over ordinary shares under employee share option schemes as follows:

	AT 1 JANUARY * 2003	EXERCISED	GRANTED	LAPSED	AT 31 DECEMBER 2003
First scheme	4,500,600	(1,654,000)	-	(90,000)	2,756,600
Second scheme **	5,847,000	(498,000)	4,045,500	-	9,394,500
EMI scheme **	5,012,400	(1,202,000)	1,102,500	(20,000)	4,892,900

* Number of options over ordinary shares on the basis of the capital reorganisation during the year whereby ordinary shares of 10p each were split into 100 ordinary shares of 0.1p each.

** 5,812,000 options are subject to parallel option arrangements whereby options granted under the EMI scheme were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both.

The above options are held under executive share option schemes and are exercisable between 15 December 1998 and 3 June 2013 at prices ranging between 3 pence (approximately 5 cents) and 75 pence (approximately $1.33) per share.

20 SHARE PREMIUM ACCOUNT

	GROUP AND COMPANY $000
At beginning of year	95
Premium on shares issued	52,235
Share issue expenses	(4,491)
At end of year	47,839

21 CAPITAL REDEMPTION RESERVE

	GROUP AND COMPANY $000
Arising on buy back of deferred shares (note 19)	497

22 PROFIT AND LOSS ACCOUNT

	GROUP $000	COMPANY $000
At beginning of year	5,058	5,058
Retained profit for the financial year	9,236	9,236
Buy back of deferred shares	(566)	(566)
Exchange adjustments	417	417
At end of year	14,145	14,145

23 PENSIONS

During the year ended 31 December 2002 the Company established a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Company to the scheme and amounted to $65,000 (2002: $3,000). Contributions amounting to $10,000 were payable to the scheme and are included within creditors at 31 December 2003 (2002: $nil).

The Company also operates a pension scheme providing benefits based on final pensionable pay, contributions being charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. During the year ended 31 December 2002 this scheme was closed to new entrants. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 2 January 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments (7.0% p.a.) and the rates of increase in salaries (5.0% p.a.) and pensions (5.0% p.a.).

The most recent actuarial valuation showed that the value of the scheme's assets was £2,774,400 ($4,144,000) at 2 January 2001. This represented 116.8% of the benefits that had accrued to members, after allowing for expected future increases in earnings. A bulk transfer from a previous scheme was received after the valuation date. The valuation allowed both for the transferred liabilities and the discounted value of the transferred assets. The contributions of the Company and employees are 7.6% and 6.0% of earnings respectively.

The pension charge for the period in respect of the defined benefit scheme amounted to $293,000 (2002: $243,000).

Whilst the Company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for pensions costs', under FRS 17 'Retirement benefits' the following transitional disclosures are required:

23 PENSIONS (CONTINUED)

The most recent full actuarial valuation was as at 2 January 2001. The actuary has estimated the liabilities of the scheme as at 31 December 2003 and as at 31 December 2002, to take account of the requirements of FRS 17, based on this valuation. Scheme assets are stated at their market value at 31 December 2003 and at 31 December 2002. The major financial assumptions used to calculate scheme liabilities under FRS 17 are:

	31 DECEMBER 2003	31 DECEMBER 2002	31 DECEMBER 2001
Valuation method	Projected unit	Projected unit	Projected unit
Rate of increase in salaries	4.25%	4.25%	4.25%
Rate of increase in pensions in payment and deferred pensions	5.00%	5.00%	5.00%
Discount rate applied to scheme liabilities	5.37%	5.75%	5.87%
Inflation assumption	2.80%	2.50%	2.60%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. As the scheme is closed to new members, under the projected unit method the current service cost will increase as the members of the scheme approach retirement.

Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	LONG TERM RATE OF RETURN EXPECTED AT 31 DECEMBER 2003	VALUE AT 31 DECEMBER 2003 $000	LONG TERM RATE OF RETURN EXPECTED AT 31 DECEMBER 2002	VALUE AT 31 DECEMBER 2002 $000	LONG TERM RATE OF RETURN EXPECTED AT 31 DECEMBER 2001	VALUE AT 31 DECEMBER 2001 $000
Equities	7.5%	5,389	7.5%	3,674	7.5%	4,026
Other	4.0%	11	4.0%	84	4.0%	33
Total market value of assets		5,400		3,758		4,059
Present value of scheme liabilities		(10,571)		(6,396)		(4,797)
Deficit in the scheme		(5,171)		(2,638)		(738)
Related deferred tax asset		1,551		791		221
Net pension liability		(3,620)		(1,847)		(517)

The amount of this net pension liability would have a consequential effect on reserves.

23 PENSIONS (CONTINUED)

Movement in deficit during the period:

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Deficit in scheme at beginning of period	(2,638)	(738)
Current service cost	(489)	(359)
Contributions paid	293	222
Gains and losses on any settlements or curtailments	-	110
Other finance (cost)/income	(102)	26
Actuarial loss	(1,943)	(1,821)
Exchange adjustment	(292)	(78)
Deficit in the scheme at end of period	(5,171)	(2,638)

If FRS 17 had been fully adopted in these financial statements the pension costs for the defined benefit scheme would have been:

Analysis of other pension costs charged in arriving at operating profit	$000	$000
Current service cost	489	359
Gains/losses on settlements or curtailments	-	(110)
	489	249

Analysis of amounts included in other finance income/(costs)	$000	$000
Expected return on pension scheme assets	294	325
Interest on pension scheme liabilities	(396)	(299)
	(102)	26

Analysis of amount recognised in statement of total recognised gains and losses	YEAR ENDED 31 DECEMBER 2003 %	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 %	YEAR ENDED 31 DECEMBER 2002 $000
Actual return less expected return on scheme assets		538		(1,449)
Percentage of year end scheme assets	10.0		38.6	
Experience gains and losses arising on scheme liabilities		(1,303)		(190)
Percentage of present value of year end scheme liabilities	12.3		3.0	
Changes in assumptions underlying the present value of scheme liabilities		(1,178)		(182)
Percentage of present value of year end scheme liabilities	11.1		2.8	
Actuarial loss recognised in statement of total recognised gains and losses		(1,943)		(1,821)

24 FINANCIAL INSTRUMENTS

The Group's financial instruments comprise borrowings, cash on short term deposits and held in current accounts and liquid resources, and various items such as trade debtors and trade creditors which arise directly from the Group's operations.

The main purpose of the financial instruments is to finance the Group's operations. It is the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The Group's policy is to manage liquidity risk by maintaining a balance between continuity of funding and flexibility through the use of overdrafts, bank loans, finance leases and hire purchase contracts.

Short term debtors and creditors have been excluded from the disclosures below.

All the Group's financial liabilities and assets were subject to variable interest rate agreements. At 31 December 2003, the term loan balance of $4,769,000 carries a margin of 1.5% over UK LIBOR rate. The term loan balance of $15,939,000 carries a margin of 1.5% over the bank's base rate. There are no loans which carry capped or fixed interest rates.

At 31 December 2002 preference shares with a nominal value of $8,561,000 had a fixed coupon rate of 5% per annum. These were all converted in the current year.

The Group's net funds which are the subject of floating interest rates, excluding finance leases and hire purchase contracts of $646,000 (2001: $286,000) which generally carry fixed interest rates, are summarised below.

	31 DECEMBER 2003 $000	31 DECEMBER 2002 $000
Sterling borrowings	(20,708)	(1,566)
Sterling cash deposits	36,071	134
US dollar cash deposits	9,763	6,073
Other currencies (cash deposits)	640	75
Cash and deposits	46,474	6,282
Net funds	25,766	4,716

All floating rates of interest are based on the current local bank deposit rate for that currency and account type as appropriate.

For all debt, short term assets and liabilities the book values and fair values are the same. The Group does have foreign currency exposure but has not entered into any derivatives or other forward exchange contracts as at 31 December 2003 or at any other period end dates.

25 NOTES TO CASH FLOW STATEMENT

Analysis of cash flows

	YEAR ENDED 31 DECEMBER 2003 $000	YEAR ENDED 31 DECEMBER 2002 $000
Returns on investments and servicing of finance		
Interest received	215	96
Interest paid	(379)	(22)
Interest element of finance lease payments	(17)	(8)
Dividends paid on non-equity shares	(599)	-
	(780)	66
Capital expenditure		
Purchase of tangible fixed assets	(21,451)	(3,184)
Financing		
Proceeds of share capital issues, net of expenses	39,364	99
Buy back of deferred shares	(566)	-
Bank term loan received	20,367	1,503
Bank term loan repayment	(1,380)	(42)
Capital element of finance lease payments	(133)	(66)
	57,652	1,494

Analysis of changes in net funds

	AT 1 JANUARY 2003 $000	CASH FLOWS $000	OTHER NON-CASH CHANGES $000	EXCHANGE ADJUSTMENTS $000	AT 31 DECEMBER 2003 $000
Cash at bank	6,282	39,564	-	628	46,474
Bank term loan	(1,566)	(18,987)	-	(155)	(20,708)
Finance lease and hire purchase contracts	(286)	133	(464)	(29)	(646)
	4,430	20,710	(464)	444	25,120

26 CONTINGENT LIABILITIES

On the 9 October 2003, Cirrus Logic Inc ("Cirrus"), a US corporation which competes with the Company in the audio market, filed a suit against Wolfson Microelectronics plc and Wolfson Microelectronics Inc claiming patent infringement of two of its US patents that action is pending in the District Court of Southern California in San Diego. Shortly afterwards Cirrus filed a complaint with the US International Trade Commission ("ITC") in Washington D.C., claiming infringement of the same patents and seeking a ban on importation into the USA of a number of the Company's products and on the products of third parties that include those products of the Company.

The Company is currently engaged in the legal proceedings at both the District Court and the ITC, which are expected to take some time to resolve.

The Company and its subsidiary undertaking have counterclaimed against Cirrus in the civil action pending in the US District Court in San Diego. The counterclaims are for: (1) declarations that the Cirrus patents are not infringed by the Company, are invalid, and are unenforceable; (2) unfair competition under state common law and statutory law; (3) unfair competition under the Federal Lanham Act; (4) tortious interference with the Company's prospective economic advantages with customers and others; and (5) tortious interference with the Company's existing contracts with its customers and others.

The Company has reviewed Cirrus' claims with its legal advisers and believes that the claims do not have merit. The Company does not believe that the allegations will have a material adverse effect on its business and consequently it does not anticipate making a provision in its accounts for them. The Company will vigorously defend itself against these allegations.

SCO89839

Wolfson Microelectronics plc

Bank of Scotland

KPMG Audit Plc

Wolfson Microelectronics plc

Hale and Dorr

Shepherd and Wedderburn WS

Wolfson Microelectronics plc

Lloyds TSB Registrars

Wolfson Microelectronics Inc

Wolfson Microelectronics plc

E-AR-0001-03/04